Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is a transcript of a VNU conference call from August 10, 2005 with investors and analysts regarding VNU’s mid-year financial results.]

VNU
Analyst and Investor Meeting
2005 Half-Year Results
10 August 2005
Financial Overview
Rob Ruijter
Chief Financial Officer, VNU
Member of the Executive Board
Financial Highlights
...We also saw growth in the EBITDA margin.
Group Results
Marketing Information (MI)
Organic growth in the first half-year was 4%. All regions continued to perform very well, though Europe is still somewhat sluggish. Europe is dragging down the average slightly, which is reflected in the EBITDA margin. The EBITDA margin grew 19%. On a true like-for-like basis, excluding one-off items in 2004, EBITDA would be flat. This is a reflection of the ongoing investments in MI, particularly in Europe. In Europe we started with the double running costs and the rollout of the data factory in the second half of last year. We now have that cost in the first half of this year, but the comparison is somewhat biased in that sense. The outlook for the remainder of the year is 4-5% growth. Growth in the second half will be higher than in the first half of the year.
Media Measurement and Information (MMI)
MMI saw spectacular organic revenue growth of 11% and EBITDA growth of 19%. I will let Susan talk about the rest of the MMI results.
Business Information (BI)
BI saw organic revenue growth of 3%, driven by growth in relatively few titles: Adweek and Hollywood Reporter in the US and Intermediair and Accountancy Age in Europe. In all other markets, advertising continues to be very weak. We continued to grow our trade show business quite aggressively and quite effectively. In fact, a large part of the EBITDA in this sector is generated by trade shows, though publications – especially the ones I mentioned above – contributed significantly to the organic EBITDA growth in the half-year as well.
For the remainder of this year we expect top-line organic growth of about 4%. We expect the second half to be better than the first half, where we had only 3% organic growth.

Credit Information
EBITDA to Net Interest
Our target range for EBITDA to net interest was always six to eight. With the changes under IFRS we have shifted that range to five to seven. We need to be in excess of three. The guidance for the full year is 6.1.
Credit Ratings
Following the IMS announcement, Standard & Poor’s confirmed our BBB rating and Moody’s announced that they want to review our rating, with the possibility of a downgrade. I will do my best to avoid it, but it is clearly for them to decide. If we were downgraded one notch, the ratings from Standard & Poor’s and Moody’s would then be at par.
Net Debt
With the debt buyback programme in January, net debt was €1.1 billion at the end of June.
Other Financial Items
Free Cash Flow
Debt buyback programme
Free cash flow in the first half was somewhat low at €42 million, compared to nearly €80 million last year. There were a few items that impacted this. The first was the phasing of our interest payments. The two loans that we repaid have coupons in the second half of the year, so when we repaid the debt we also had to pay the accrued interest on those loans. In the comparison, that reflects negatively on the first half of 2005 compared to 2004.
Restructuring provision
We also had around €15 million of restructuring payments in the execution of that cash-out.
World Directories
In addition, the cash from World Directories is not included in the first half of 2005.
Effective Tax Rate
The effective tax rate is expected to be about 24% for the full year.
Capital Expenditure
Our capital expenditure (capex) was consistent with previous guidance. We still expect around €200 million of capex for the full year.
IFRS
Reconciliation of Equity
Delayed publication of IFRS numbers
I want to make a few comments on IFRS. Firstly, I want to apologise that we were late with the numbers. We only released the numbers yesterday. The IMS due diligence and the necessary concentration on US GAAP threw us off track and we were three or four weeks late on the timetable for delivering those numbers. We understand there are questions on that. We are collating a number of those questions and we have planned a conference call for next week. The call will likely take place on Tuesday afternoon. The timing is yet to be confirmed. It will give you an opportunity to ask more questions and I will make a presentation which addresses some of the questions we received yesterday and today.
Deferred tax liability for identified intangible assets
I want to highlight a few big items. One is the change to shareholder equity, where we have a deferred tax liability of €500 million. We had to put that on the balance sheet because of the intangible assets that we have, such as trade publications and titles. If you were to sell those assets, under IFRS rules that would be a taxable event. In our case, it would not be a taxable event but the rules nevertheless force us to put that deferred tax liability on the balance sheet. That is why we say we have the liability but it will not lead to a cash-out. It will be amortised back into income over the next few years, which will help the tax line. I am not pleased with it, but it is one of the consequences of the new rules. It is rather artificial.
By the way, the reason it is a non-taxable event is because of the affiliation privilege in the Netherlands. We also have some of those assets on the balance sheet for World Directories, for example, because we already had to restate the opening balance sheet for 2004. That deferred tax liability was released to the P&L in the 2004 numbers. Although we sold it, it did not lead to a tax payment.
Revenue recognition
The impact of IFRS on revenue recognition is just over €100 million. It has to do with the timing of some activities and when we can recognise those. The impact on the P&L is quite immaterial. The P&L impact for 2004 was €6 million and we would expect a similar impact in 2005 as well.
Reconciliation of Net Earnings
Goodwill, amortisation and impairment charges
There were a few movements in terms of earnings as well. Goodwill, amortisation and related impairment charges will no longer occur under IFRS but we will get the amortisation of those identified intangible assets that I just mentioned, which amount to €1.6 billion – hence the €500 million deferred tax liability I mentioned.
Deferred taxes for identified intangible assets
The release to the P&L was €58 million in 2004, which starts to reduce that deferred tax liability.
Provisions
There are also a number of movements with regard to provisions for World Directories in 2003 and 2004. Going forward, that clearly has no influence. In MI, the Atlas restructuring accrual[?] that was originally in 2003 is now in 2004 under IFRS.
IAS 39 and 32: Effect on Interest
Fair value accounting for financial instruments is having an impact as well on the ‘financial cost’ line. You would expect our interest costs to decrease significantly compared to last year, by about €25 million, but that does not happen because we have to revalue our loans and derivatives. Also, the dividend payments on preferred shares are now treated as a financial cost. Overall, that was a cost of €21 million that you did not see in 2004 because we applied IAS 39 and IAS 32 from 1 January 2005 onwards. We have effectively opted for the fair value approach. That is also why you do not see the loss in the buyback in the first half-year – other than €3 million, which was the difference in the fair value of those loans from the end of the year until we did the payback. I am sorry to confuse you with that complexity, but that is the world we live in at the moment.

Cost Saving Initiative: ‘Project Five’
Expansion of Outsourcing and Offshoring
Project Five is our focus on getting further costs out of the business and increasing productivity. The most important thing we are looking at is the expansion of the outsourcing and offshoring that we started in the US with Project Atlas. Going forward, we also want to look at leveraging our technology in a better way and at opportunities for shared services.
I will look at offshoring as an example of how that could be beneficial. If you offshore all of our processes around the world to one location, there is clearly an incentive to converge those processes as much as possible, which will help us tremendously in developing better products for our clients going forward.
300 Jobs Outsourced
So far, MI has offshored about 300 jobs, 200 of which were outsourced to a third-party provider and 100 people were added in ACNielsen India, which has taken on a number of things that were done previously in the US.
MI Group: Building on Offshoring Successes Already Captured
It is applicable in multiple aspects of MI. We have now outsourced systems development, production and data input from the US to India. We have not yet done data collection, input and client service support, but we have been doing a number of things. On the basis of our very good experience to date, we want to roll that out into the EU and Advisory Services as well. Beyond that, we will look at opportunities within the other businesses within VNU. Going forward, we will look at whether there are opportunities to do something similar within IMS.
MI’s Offshoring Expansion: Putting VNU in Line with Other Leading Companies
It is a tall order and it does require constant management attention, but many other players in the services industry have done it. The next step that we are contemplating within MI would bring us to an outsource level of about 1,500 people, or 7% of the total. That is still not as far as others in the services industry have gone.
Staged Expansion Plan for Offshoring
I am not quantifying the plan at this stage, as we need to do a bit more work. To give you a feeling for it, the process of offshoring and outsourcing 200 jobs as part of Project Atlas in the US is underway. I see a further opportunity of 300-500 a year, but this is only an estimate at this stage. We need to do more work there. There is clearly a very significant opportunity to offshore a number of menial tasks that we are currently doing in very high salary environments in Europe and North America to countries which have good education systems but much lower salaries.
Outlook 2005
The outlook for 2005 includes growth of about 6% and EBITDA growth at about the same level as in the first half of the year. Earnings per share (EPS) was 41 cents in the first half. For the full year, we expect that to be in the region of 85-90 cents. As I am sure you are aware, we have announced an all-cash dividend of 12 cents. I will now hand over to Rob for his comments.

Strategic Overview
Rob van den Bergh
Chief Executive Officer, VNU
Chairman of the Executive Board
Strong First Half Organic Revenue Growth
Strong First-Half Performance
Solid top-line growth
The only thing I want to highlight is that I am happy that we can get 6% for the full year and the same EBITDA growth, which demonstrates the strength of our businesses.
Strong EBITDA growth
I will not spend much time on MMI, as the lady who runs it is here. Susan will say more about it, but I am very pleased with the strong revenue and EBITDA growth. We are making real progress with the rollout of the Local People Meter. Every day when you open the New York Times or Wall Street Journal, you see Susan on page one or page two. We are sure that will stop soon.
Solid MI revenue growth
The MI group performed in line with expectations and will deliver similar margins to last year. Organic revenue growth in the first half was good, at 4%, but slightly less than the 5% we should have seen. The second half will pick up and should be closer to 5%, hopefully resulting in full-year growth of 4-5%.
Progress on Major Initiatives
We are making three significant investments to drive future growth in MI, which Rob outlined. The three investments are the European panel expansion, the European factory and the very important investments in new retailer products and services.
There are several key initiatives that will drive top-line and bottom-line growth in the second half:
•	The US MegaPanel is ahead of schedule and full-year revenue expectations are very positive;

•	Other panel initiatives are starting to pay off, particularly the one in Brazil, which is a year old;

•	The new European factory is up and running in the Netherlands;

•	Scandinavian countries are using the new I-Sites as a front end to their existing factory;

•	M&A product launches and product pipeline are up significantly; and

•	We are very focused on reducing costs in MI, as Project Atlas initiatives are on track and will deliver. We are aggressively leveraging the facilities in India, as Rob outlined.

Improvements in Regions and Business Units Across the Group
Emerging Markets
Overall, MI is in very good health. We are profiting from our full coverage around the world. Emerging markets, Asia Pacific and South America are high-growth markets for us and they are improving revenue and income substantially.
Developed Markets
Developed markets are delivering solid growth. Europe is still slightly sluggish, though our investments in Europe are building a platform for improved growth in the future.
Advisory Services
The Advisory Services business is leveraging our assets across VNU and will continue to be a growth engine for our company. The DecisionSMART product is a very important product competitively against IRI and is well received in the marketplace. The launch manager will be in the market in the second half of the year. We are full of new initiatives.
Consumer Panel Initiatives: Strengthening our Market-leading Position
Key in Generating Consumer Insight
The consumer panel is increasingly important. Consumer insights are important to our clients. It is increasingly difficult to get consumers. We started long ago to invest aggressively in our panel business. That is also one of the prevailing trends which brought VNU and IMS Health together.
Continuing Investment
We are continually investing in extending our panels. The US panel is up to 125,000. When you look back, some decisions are correct and some are incorrect. I am very happy that two years ago we decided to do that, because it drives revenue growth and our competitive edge. In Europe, we are making key expansions in the UK, Portugal, France, Spain and Germany. It is a big programme in Europe this year, with close to €10 million of investment. In South America, our panel in Brazil is on track.
Innovation
At the same time, we have to – and we do – invest in innovation in our panels. Project Apollo is a big investment for us, with good cooperation between MMI and MI that leverages the US MegaPanel to provide a comprehensive view of media impact on consumers’ buying patterns. There is big demand for this from our big clients. We also introduced iScan panels to capture out-of-home consumption, which is critically important for beverage, snacks and tobacco clients. Clients appreciate that we are trying to innovate for them and to build better data.
New European Factory Progressing against Realistic Rollout Plan
Major Milestones Achieved
After all of the problems with the new factory, I am happy to say that we are now on plan. The first experiences with the European factory show a dramatic capability improvement. It increases client flexibility; provides access any time, anywhere; allows for cross-category reporting; and provides multi-country views.

Full Launch and Rollout
The first commercial launch of our new factory took place in the Netherlands. This will be followed by launches in Belgium, France and the UK, at the end of the year. The entire rollout will take until the middle or end of 2007. Operational deployment is underway in Belgium, France and the UK.
I-Sights
We are rolling out I-Sight delivery in the Netherlands and Scandinavia, and clients have reacted very positively.
Second-Half Comparables
In financial terms, second-half comparables will be stronger, given that the double running costs started in the second half of 2004.
Advisory Services: Fuel for Growth
Leveraging Opportunities across VNU
Advisory Services are a very important engine for growth, with good results in the first half. Full-year revenues will grow even more quickly. BASES and Claritas had solid growth in the first half and Spectra had strong growth as well. We have started VNU account management and we are fostering better client relations. We are convinced that we must expand that to our top 20 clients in the next 12-18 months. We will do it step by step.
Modelling & Analytics
We established Modelling & Analytics as a global business unit to improve harmonisation and product rollout speed. It has harmonised our efforts and developed best-of-breed methodologies so that we do not replicate costs in different regions. It also improves the speed of global rollouts of our key products.
Leveraging Technology
Technology is increasingly important as a key enabler for our businesses and will be a greater focus for the business going forward. Data integration capabilities are important. BI applications improve access and delivery to clients and are very important, speeding up critical client decision-making across multiple functions and levels of client organisation. It also gives us a better grip inside clients’ organisations; the more people using our information, the better it is for us.
Performance Update: BI Highlights
Progress
Advertising pages
I am happy and slightly surprised that we had revenue growth of over 3% and EBITDA growth of 15%. To be fair, I would say that trade shows are still the driver of those results. The revenue growth in trade shows is strong and the results are strong. B2B advertising remains a difficult market. It only accounts for 2% of our revenues but we do well enough in some segments. For instance, Hollywood Reporter and the Adweek group are doing well. Our title, Intermediair, which is very important for our results, is doing well but European IT titles have had some difficulties and some segments in the US are still under pressure.
Trade shows
As I said, trade shows have continued to do well. We are sure the next half-year will demonstrate similar success. We have even launched a few new successful shows. In the Far East, we are trying to get that off the ground.

Focus Areas
The US and Europe are collaborating to develop the right business model for BI. With both online and offline, it is difficult to determine the right business model. If someone says they have the right model, I would not believe them. It is really a question of trial and error. We are developing plans to develop that in different segments, using all of the intelligence we have in Europe and the US in a combined effort to make that happen. I see real progress there.
We have successfully launched some shows in China. The hospitality design trade show is a great example of that and it did well.
Key Initiatives: Making Solid Progress
Transforming the Portfolio
There is no change our strategy. We are focusing on three things. First, we are transforming the portfolio. I do not have much to add to the IMS announcement. The road show that Rob and I did was very well received.
Enhancing Operational Performance
Enhancing operational performance is at the heart of everything we do. Under the leadership of Rob Ruijter, we are continually looking for further improvement. Outsourcing and offshoring is an important part of that.
Building Future Growth
The key to all of this is building our future growth. Maintaining 6% revenue growth in today’s world is not easy. You have to invest in big projects and we are continuing to do that. We are continuing to spend money on the rollout of the Local People Meter. Nielsen Outdoor, VNU Advisory Services and the MegaPanel and all of our panel expansions are very important. We have very strong positions in China, India, Brazil and Russia and these countries form the core of our investments. We are very well positioned for further revenue growth.
Summary: Strong Position and Positive Outlook
In conclusion, it is not surprising that I think VNU is in a strong position. Again, we have demonstrated good revenue growth and EBITDA growth. We feel that we have given precise guidance for the end of the year. As a global player, it is increasingly clear that we have a leading position, active in over 100 countries. We are financially healthy and we have strengthened our management team. We already had a strong second layer and with the IMS merger we will have at least two more strong players in our team. We are moving up the value chain. Selling data is not enough; you have to move to consultancy and services, developing new products. We are very focused on that at the moment. We have a focused portfolio with three legs. The strategy is clear and I hope we can add a fourth leg in the first quarter of next year. Today, I am not pessimistic at all. I am optimistic.
I now have the pleasure to hand over to Susan.

MMI Overview
Susan Whiting
President & CEO, Nielsen Media Research
Executive Vice-President – MMI, VNU
Strong First-Half Results
Organic Revenue Growth
Thank you, Rob, and good afternoon. I am happy to be here with very good news. The MMI group has delivered very strong first half results. We saw organic revenue growth of 11%, based upon a number of different initiatives:
•	The rollout of our Local People Meter service.

•	The expansion of our National People Meter service.

•	The continued strength of NetRatings, driven by the MegaPanel.

•	New products such as Nielsen Sports, Nielsen Place*Views and Nielsen Interactive.
Organic EBITDA Growth
Together, these have resulted in organic EBITDA growth of 19%, with revenue upside at Nielsen Media Research, NetRatings and Nielsen Ventures. There is also increasing efficiency across all business units. The obvious question is: that is a great first half, but what about the second half and beyond? I hope I answer that question in this presentation.
What drove the performance in the first half? What were the highlights?
First Half Highlights and Performance Drivers
Media Measurement
Local People Meter
Our Local People Meter service is the introduction of a technology we have used for nearly 20 years in our NPM service into the top 20 markets in the US.
National People Meter
Our National People Meter service is expanding from 5,000 to 10,000 households. The expansion is 75% complete and on schedule.
Univision
We signed a new contract with Univision, a premier Hispanic broadcaster in the US, for a local market television and People Meter service. Some of you may remember that a year ago we were in court with Univision, so it has been quite a turnaround.
Time Warner
We signed Time Warner and all of its local and national broadcasting and cable businesses to a contract extension. We had the first landmark agreement with Time Warner a number of years ago and they asked to extend it. It has been extended for three years.

Active/Passive Meter rollout
We have rolled out our Active/Passive Meter, which is the meter that allows Nielsen and other parts of our business to measure digital television environments by using codes that broadcasters and cablecasters put in their programmes. We began to deploy it in April 2005.
Quality initiatives
We have implemented a number of quality initiatives. We have announced a number of client advisory groups that include major advertisers and clients. There are many things we could talk about in terms of our research and development that have really made a difference in the quality of our information.
Audio Audit
We have acquired Audio Audit, which does commercial verification. If you are placing a large buy across a number of television markets – and there are 210 different markets in the US – this business enables you to track whether your television spot actually showed up when it should and report back on those results.
BBC
We acquired BBC, a premier advertising/information service in the Netherlands.
AGM Nielsen Media Research
We also completed our joint venture agreement with AGB to measure television outside of the US. That closed in February and the last piece of that just concluded, which was to close the joint venture agreement in China.
F.A.I.R. Ratings Bill/Television Viewer Protection Act 2005
Overview
I have to speak for a moment about the recent discussions around Nielsen and its television measurement business. In particular, as we have rolled out our People Meter service in the US, we have had a lot of attention from Washington. A bill was introduced in the Senate by Senator Burns from Montana which suggested there should be legislation requiring that any change in the way any television ratings service measures television would have to be accredited before it could be put into the marketplace commercially.
You might think accreditation sounds appropriate. We go through a process, and have done so for 40-odd years, of applying for accreditation for all of our different media measurement systems. In this case, accreditation means a process audit of how you collect information, whether that is statistically disclosed, whether clients can understand what they get and whether you are constantly improving it. Those are the requirements. Under this bill, any proposed change would have to be accredited and go through this process before we make that change. Today, we show our clients the information and do an audit, but we do not wait for accreditation because that has never been the process, nor does the MRC[?] believe it should be.
Wide Support for NMR’s Position
This bill was introduced by some folks who would like to slow the rollout of the People Meter. We did have hearings two weeks ago in Washington, where I provided testimony. The difference from a year ago is that every major advertiser, through the Association of National Advertisers; every major advertising agency, through the American Association of Advertising Agencies, the Advertising Foundation, the Association of Hispanic Advertising Agencies; Comcast, many broadcasters and others came out against this legislation. Firstly, they do not believe the government should be involved. Secondly, in a time of so much change, this adds a lot to the process.
I was asked earlier today why accreditation would be an issue. The reason is if you are going to make a change in the system and you have to invest in a new technology or larger sample size, this accreditation process has no end. It does not say that you must be accredited within three months; it could take a year, two years or even longer. It is impossible to understand how you would make an investment under those circumstances. That is one reason a number of people are against it. I think there is growing support for our position – not only with regard to People Meters, but generally and specifically about the fact that the government will not make this process more efficient.
That is Nielsen Media Research and the media part of the business. What about entertainment?
First Half Highlights and Performance Drivers
Entertainment
Live Theatrical Research
We have a good story in entertainment. We launched a number of new services in our entertainment group, one of which involves us in theatrical productions. We have been working on the movie side of the business and in other areas, but this is about Broadway shows, theatre productions and doing research.
Nielsen Mobile
We launched Nielsen Mobile with an initial focus on measuring mobile phone ring tone purchases, which is a multibillion dollar business. It is something we believe we should be involved in, because of our music scanning business.
Full service research facility
We launched our third full-service research facility in Las Vegas, which allows us to get consumers and ask them questions about programming and other topics.
Interactive Entertainment
Our interactive entertainment group continues to build upon the success and move forward in video games, which is another growing area of media and entertainment.
Internet/NetRatings
We continued the success of our MegaPanel launch, which I will return to, and client renewals continued at 83% in the second quarter.
Key Initiatives: Foundation for Growth
Coverage Expansions
Time-shifting; video on demand
It was a great first half. How will we continue that? We are looking at a number of different things. It is quite logical: we look at expanding the technology and the way we measure television into more markets, both inside and outside the US. We look at measuring new media so that we can add to an advertiser’s understanding. We look at helping advertisers and media companies understand changes in technology, such as the measurement of time-shifting, which is done with TiVo and other devices, or the measurement of video on demand. We are also looking at international growth and internet measurement, which I will return to.
Technology Advances
Digital television; Active/Passive Meter
All of that requires an understanding of technology and the consumer. We know that we must measure digital television but we needed a new meter to do that. We began that programme 10 years ago, so we were ready. This required many years of testing with clients and a major investment for clients to accept that it could replace the current metering system.

Advertising Intelligence
We look at advertising intelligence and how we can gather information about where ads are showing up.
Media ROI (Return on Investment)
Major advertisers’ most significant expenditure, after they produce and sell their products, is in marketing to consumers. They want to know what their return on investment is, particularly on the media part of that expenditure. That is the reason behind Project Apollo and our investment in Audio Audit and Commercial Verification. It is another way of verifying how an advertiser spends their money.
New Products and Services
We are also looking at new products and services, including Nielsen Outdoor and Nielsen Ventures.
Coverage Expansion
Television Audience Measurement
Local People Meters
We use the People Metre technology to answer a demand from advertisers. When we were in Washington several weeks ago, Cathy Crawford, the President of Mindshare, was quite articulate in saying that advertisers had asked Nielsen 15 years ago to put People Meters in local markets. They knew what they could do with that information on a national basis and they could not understand why they did not have it for the top markets in the US. At long last, we are answering that demand.
It allows us to use larger samples in each of these markets. We started in Boston in 2002 and in 2004 we launched New York, Los Angeles, Chicago and San Francisco. This year, we are launching in Philadelphia and Washington. We went live as of 30 June. Next year we will launch in Detroit, Dallas and Atlanta. Detroit and Dallas will be launched on 3 January, as they have been moved back 30 days. We did that because clients asked us for more time to evaluate the information. We do have agreements in place with all of the major station groups, cable operators and other users of that information.
National People Meter expansion
The National People Meter expansion does not get as much attention but it is very important. All national advertising spending on television is based upon this information and we are doubling the sample. It is going well and we now have 8,600 homes. We have signed agreements for all of that.
International Television Audience Measurement
China
Outside the US, we look at emerging markets as well. We are putting particular focus into China, expanding from 11 People Meter markets to cover 84 cities in 17 provinces. We regard China as a very important market for us to be in. We have major support from advertising agencies and some of the broadcasters. We are the second player to enter the marketplace but we will offer a very competitive and very compelling service. We believe an opportunity exists for an independent ratings company in China.
AGB Nielsen Media Research
The deal between AGB and Nielsen Media Research is a 50-50 joint venture now offering television ratings in 30 countries. The transaction includes our work in China. That piece was closed at the end of July. The whole idea is to look at best practices and the right practices for each country in terms of technology, software, measurement science and all the different things we can share. We are sharing both ways. We are now testing software from AGB called Arianna with clients in the US and they are looking at meters. We are looking at things back and forth. I think it is going to work out very well. It is a good strategic fit and it expands our brand.

IBOPE
When you put that together with IBOPE, where we have a minority interest in television audience measurement in Central and South America, we have covered 70% of global advertising expenditure, truly making us the global leader in television measurement.
Technology Advances: Digital Television and the Active/Passive Meter
Multiple Media Entry Points
There is more going on as well. When you look at how technology is changing for television, we must stay on top of it. All major media companies are looking at their programming being delivered on mobile phones, PDAs, computers and many other devices. We must ensure that we can keep up with that. We have to look at how it is changing consumer behaviour, with consumers having more and more control. This has a big impact on the advertising model. If you want to follow an ad and a programme from source to source, you must be able to measure that.
Technology
Today we measure digital broadcast satellites. In future, we have the potential to take information coming from cable set-top boxes and other devices and put that together with our sample information. We are exploring that with different companies, both for traditional viewing and for video on demand. Digital broadcasters also have different channels that we can measure with our Active/Passive Meter.
Explosion of Viewing Sources
There are a lot of viewing sources. That is why we must have larger samples. Video on demand is one requirement. Time-shifted viewing is the idea that you have complete control over the programming schedule using a device like a digital video recorder. We can now measure that. We started measuring in our metered markets in the US in April. We will introduce that into our national service in January 2006.
Interactive Television
Interactive television is not a new concept but it is now becoming more prevalent.
Media ROI: New Single Source Model
Project Apollo
Overview
The idea of Project Apollo is to integrate media exposure with purchase behaviour, tracking both in one panel of people in homes. Much of what is done today to measure return on investment takes wonderful information on each of those different pieces and puts it together with models. This would allow us to look at the media exposure of a panel of homes through Arbitron’s PPM, and measure their product purchases with the ACNielsen panel. We could then put that together with some of the research science that we all contribute.
US pilot
We will deploy a pilot project by the end of this year, starting with 6,000 households. We are currently in the process of signing up advertisers for that pilot. As we then start to deliver information, we hope to see even more advertisers sign on. It is a significant project and a significant amount of time and energy is going it. It has definitely met with a lot of interest from major advertisers.

Commercial Verification
We believe Audio Audit is a very good complementary product to measure and monitor how investments in television appear on individual stations.
New Products and Services: Nielsen Outdoor
Proprietary GPS Technology
We have a lot of other new products and services as well. In the last several years we created a group called Nielsen Ventures. We have been looking at a number of things, including outdoor advertising and other businesses. One thing that has received a lot of attention over the past year is our announcement of a service for outdoor advertising, mostly billboards. We have developed a very small piece of proprietary technology. You could wear it, put it in your pocket, bag or briefcase, or keep it in your car. A sample of people would use this device for a week as they drove to work, used public transport, rode their bike or whatever. We would be able to overlay where they went with the location of the outdoor advertising. It is a fairly complicated process but that is what we have developed.
Tests
We tested this in South Africa. We have launched it in Chicago. We will release the first data from Chicago to the whole industry in October.
Rollout
We are currently in the process of working with the outdoor advertising companies and putting together the business model for the next launches. We have had a lot of interest from outside the US. We are in tender review in several countries at the moment and we have had a lot of interest in Western Europe. The focus right now is on getting the contracts and deals together in the US for deployment in some of the top markets next year. You will hear more about this in 2006.
Innovation: Nielsen Ventures
Four New Businesses
Sponsorship Scorecard
As I said, we are looking at a lot of different things in Nielsen Ventures. I will cover the highlights. Sponsorship Scorecard is the ability to put measurement around all of the money that is spent on sponsorship of sporting events, which you see on your television but is not traditional advertising. It is everything you see in the background, no matter what the sport. A lot of money is spent without any measurement. We asked a lot of teams and advertisers whether they saw an opportunity in this regard. We started small and we now have a very impressive and growing list of advertisers and teams signing up for this. Most recently, the NFL itself and a number of NFL teams signed up. You will hear more about this going forward.
Place*Views
In terms of changes to television, many advertisers are placing products in movies and in programmes as a way to promote to people who skip commercials. Place*Views is our service that looks at product placement.
Corporate Executive Board/VNU Best Practices
We also have a service as a joint venture with the Corporate Executive Board, a company that puts together best practices for major corporations in areas like HR, finance, marketing and so on. Because VNU knows so much about consumers, we are targeting chief marketing officers with a series of high-level reviews of the way different kinds of technology are coming at consumers.

FanLinks
FanLinks interviews people from ACNielsen’s Homescan panel about their sporting affiliation, again focusing on the amount of money spent on sports.
Key Benefits to Clients
All of these products have very similar characteristics:
•	They help people determine value in areas where specific measures did not previously exist;

•	They optimise planning and creative strategies;

•	They identify an audience who really want a certain product; and

•	They verify that the advertising actually occurs.
Nielsen NetRatings
Strong First-Half Results
Nielsen NetRatings has had a very strong first half. Revenue increased 21% over the first half of last year. The EBITDA loss was €1 million versus €4 million in the first half of last year. Client renewals were in excess of 80%. More importantly, they are continuing to invest in where we are going: MegaPanel, which is focused on the financial search, travel and retail sectors; and our Adrelevance business. We have also been very aggressive in the IP infringement area. We have a lot of patents. Patents are a big part of an information company and we feel people have been infringing on those, so we have been actively protecting our portfolio.
Position Going Forward
I think we are well positioned for the rest of the year. We expect annual revenue growth of 16-20% and are targeting EBITDA profitability by the fourth quarter of this year.
Product Portfolio
Nielsen NetRatings is an independent company but we know a lot about it and we work very closely together. Media research is one piece: who is looking at an ad on a website? There are a number of traditional media research products within that. On the other side, marketing research is where the MegaPanel comes in. It requires a large enough panel to enable you to look at transactional behaviour and more individualised behaviour. We are focusing on financial search and retail.
MegaPanel Update
•	MegaPanel tracks nearly one million people across the US, the UK, France and Germany;

•	It delivers a lot of new information on behaviour, demographics and e-commerce;

•	It complements the audience measurement side;

•	It extends our analytical capabilities; and

•	We are focusing on a number of verticals.

Summary
•	It has been a very strong first half;

•	We have a number of new products and services that position us well for a strong second half, as well as for sustainable long-term growth;

•	We have made and continue to make significant investments in technology, which will enable us to meet changing demands – and they are changing;

•	NetRatings should also continue its strong growth in the second half; and

•	NetRatings has established a strong platform for growth, targeting profitability for the full year in 2006.
Thank you. We will now take your questions.
Questions and Answers
Tom Singlehurst, Citigroup Smith Barney
I have two main questions. The first relates to the new plan for Project Five. I know you cannot quantify anything, but can I confirm that none of the savings in that particular plan are incorporated in any savings you expect from the IMS Health deal?
Secondly, I realise that you will not give us the absolute level of expected savings but can you roughly quantify, on a per person basis, the magnitude of the savings? For a typical offshore employee, how much less will he or she earn relative to an employee based in Europe or in the US.
Finally, I have a bunch of questions on how IFRS relates to the 2005 figures. On provisions, can I confirm that the €39 million does go away this year? If it does not, which division does it affect? On the interest line, conscious that you cannot predict anything, what are the major sensitivities? If liable moves by 100 basis points, for example, how much will that affect the interest line in the second half?
Rob Ruijter
There are a few points there. Firstly, Project Five clearly has nothing to do with IMS. That is not in any of the synergy numbers we reported as part of that transaction, nor is it part of the other guidance we have given around Project Atlas or what we are doing in Europe. It is over and above.
On your second question, I will not quantify the savings at the moment, even on a per person basis. That would clearly amount to the same thing, but it is a good way to ask the question.
On your third question, most of the provisions would go away. There are quite a few restructuring provisions related to Atlas and what we did in Europe. Atlas and Europe should be largely gone. There may be a remnant of the provision related to the head office move, as the move will have been completed but we are retaining a few people there for another period of six months to two years, where we have specific knowledge. Those people will phase out later. Materially, a large part of the provision should have gone.
On the interest sensitivities, I think you can do your own sums. In the outlook, where we guide 85-90 cents, that is all on the basis of where exchange rates and interest rates stood at 30 June. If changes take place, it is difficult to give you any guidance. We just do not yet have enough experience. I cannot say what one cent, either dollar or euro, or one-quarter or half a point in the interest rate does precisely at this stage. I am afraid fair value accounting is a bit too new to provide guidance. We will have to learn as we go in that regard.

Edward Horder[?], Morgan Stanley
I have a question on the IMS deal. Firstly, could you give us a progress update on the timetable for the transaction? Secondly, can you tell us whether or not you plan to update the market on the progress of that prior to the shareholder vote, particularly in terms of synergy levels, perhaps in December? Thirdly, you spoke about having a very good roadshow following the deal announcement. Are you 100% confident that you have convinced shareholders of the merits of that deal at this point?
Rob van den Bergh
I will answer the first question and Rob can answer the first two. I have learned during my life that seeing is believing. When the vote is over, we will know. Overall, the roadshow was very well received by all of the people we saw in the US. It also went very well in Europe. Of course, there are always one or two people who have different thoughts, but it is not more than one or two. We take an active approach to that and we will go back to a few people who are not convinced and try to convince them. I think we will use the coming months to maintain a good relationship with our shareholders and inform them as to where we are and how things are going. We take an active approach.
Rob Ruijter
There is not much progress in terms of the timetable. The timetable stands as communicated. Quite frankly, over the past few weeks we have been working on IFRS and getting the half-yearly numbers out, as opposed to worrying about the offer documents. There is no news in that regard. Will we give any progress information on synergies? We might. It depends on what we see over the next few months. If we think it is appropriate, we may give guidance – either at the time of the trading update or ahead of the extraordinary meetings. I cannot guarantee that we will do that. It depends on where we are in the process. If we have views that we feel we can and should communicate with the market, then we should do so. We have said that both revenue and cost synergies are rather conservative. Groups are now starting to work on that, to flesh it out further. If there is news that would lead us to increase that guidance, then clearly it would be helpful for the whole transaction to do that. In that case, we would not shy away from it. Like I said, there is no guarantee as to what we will do or will not do.
Edward Horder
I have a final question. What is the proposed costing of the initial pilot of Project Apollo at the end of 2005? If all goes according to plan, what is the potential investment in 2006?
Susan Whiting
We have spoken about the fact that we are putting around $7 million, or over €5 million, into the test. That is our part. The rest of the schedule will be determined by the reaction in the marketplace. The idea is to build a larger panel but we need to see the results and see what our clients think in order to decide on future investments. That is what it is at the moment, and we are expensing that investment.
Polo Tang, UBS Warburg
I have a question on IFRS. For other companies in the media sector, the average IFRS downgrades have been around 5-10% at the EPS level. In your guidance, you are saying the average IFRS downgrade is 30%-plus. Do you have any comment as to why your IFRS downgrade is so big relative to other companies in the media sector? Also, do you think the IFRS EPS number is a meaningful number at all?
Rob Ruijter
I find it very difficult. I have not studied what the differences are with those other companies, so I find it difficult to comment on why there would be a difference. If you email us that question, we will do some research. We have not done so yet.

Is EPS a meaningful parameter under IFRS? It is one that is being imposed on us. There are a number of elements that could provide swings. Fair value accounting for financial instruments is clearly one of those.

I guess the stock market will have to decide that over time. I am sure our KPIs will evolve over time, as we all learn to work with IFRS. Given the time constraints in completing the numbers, we have not yet gone to a free cash flow number per share. I think that would be a more meaningful measure. Going forward, that is something you should expect from us. It is a slightly more difficult parameter on which to give guidance than the old measures, because cash flow is impacted by more dynamics. At the same time, it does exclude some of the accounting peculiarities, such as on the deferred tax liability I referred to earlier and others. We would look for a better KPI there.
[Simon Naysmith?], Credit Suisse First Boston
I have a couple of questions. Firstly, how many different ACNielsen salespeople do you have going into the same client, selling different products? Is there scope to consolidate products into a single salesperson under a ‘One VNU’ type of project? Secondly, I understand there were problems with Proctor & Gamble (P&G) in sponsoring the Apollo Project. Has that been resolved? Has another sponsor been found? Thirdly, just to satisfy my curiosity, why are you changing from Greek gods to numbers on your project names? Why Project Five rather than Project Atlas and Project Apollo?
Rob Ruijter
That is a good question. On the number of salespeople, we do try to coordinate everything we do for big clients. We are in the initial phases of that. Your question is very, very difficult to answer because we work in regions, particularly for big clients, and on a local level. You have to give a lot of attention to big clients at a central level, regional level and local level. That is for the basic service. The same is true for our value-added services. Even in very big companies, decisions are not all made in Cincinnati, London, Rotterdam or wherever. Local countries are still very important. Your question is a very good one and a legitimate one. We pay a lot of attention to this, trying to develop workflow tools to decrease duplicative sales efforts and in order to spend more time helping clients get value-added. We pay it a lot of attention but there is no easy answer.
Susan Whiting
I do not believe there has been a problem with the involvement of P&G, but it has been a long process. After we announced the project, we went from talking to many advertisers about a full rollout to a situation where a number of advertisers came back and said, ‘Before I commit the amount of money that you are asking for, we would like to see a pilot.’ That meant restructuring the project. In the process, Arbitron and VNU were working on a joint venture agreement to run this. There has been a lot of negotiation and process work behind it, but I do not think there will be an issue with P&G’s support of this.
Rob van den Bergh
I think they are very grateful that we have stepped up in a very innovative way and put a lot of money behind this effort.
Jane Henderson
Firstly, when will you give us depreciation by division for 2004? Specifically, can you comment on the depreciation figures on page three in the appendix? The €120 million seems to compare with €69 million last year and MI depreciation seems really high. Can you explain those differences? Secondly, operating cash flow under IFRS seems to be €100 million less than under Dutch GAAP. Again, it seems peculiar that you should have such a big differential. Thirdly, can you give us the exact level of restructuring charges? Can you give us the exact figure for every single bit of Apollo, Atlas and so on that falls within MI? Can you give us the exact figures for the first half and the second half of 2004 and 2005, so that we are working like-for-like? Thank you.
Rob Ruijter
I will not be able to answer some of your questions, but I am sure we are taking note of them. We may come back to some of those questions during the conference call. On depreciation, the big difference is due to the amortisation that has kicked in on the intangible assets that I spoke about earlier on. That is quite a large difference. In fact, that is the difference between the €69 million you quoted and the €120 million. I must admit, I was not aware that we did not give the depreciation by group. If that was not in the appendix, we will make sure we have it available next week. There is no reason not to give it; I just do not have it on the top of my head.

On restructuring, most of the restructuring does take place in MI, with the one exception of the head office move where we provided €8.5 million. We have made some minor payments on that. We will have to see what the precise timing of that will be. Once the actual is there, I do not have a problem splitting it between what we do for corporate and the group. There is no restructuring taking place at the moment in BI or MMI at all; it is really all MI.
Brian Lombardi, Dolphin
I want to ask a follow-up question about the reception that you reported with regard to your European shareholders. You mentioned that in one or two cases you came across shareholders who had different views about the IMS deal. What were their criticisms and what are you doing to address them?
Rob van den Bergh
I do not think I can go into that. That is between VNU and that shareholder. I do not feel free to talk about that conversation.
Sam Sabak, Quattro Global Capital
With respect to the IMS transaction, when did you say that you expect to file the preliminary proxy?
Rob Ruijter
At the announcement we said the timetable is to file the proxy, but that would be a confidential filing with the SEC at the end of September. That is what we said. Hopefully it will be around that time. It will only become public once the SEC has approved the prospectus – or, rather, the SEC has stated that they have no objections to us moving ahead with it. It is likely to become public at the end of the year or early next year.
Richard Jones, Lehman Brothers
I have two questions on MI. The first question is on the top line. You had 4% in the first half, which is a bit lower than it has been in the last few years. You are also saying that market share vis-à-vis IRI has been roughly flat this year, which is just the second time in the last eight years that you have not shown the market share figures moving significantly in your favour. Are you seeing any competitive impact from what they are doing?
The second question is on the margin for MI. You assured us on the call this morning that the MI margin would be at least as good as last year. Does that number include or exclude the restructuring charge from Atlas last year? Stripping that out, the margin in the first half was down from about 13.6% to about 12.9%. Can you assure us that it will be at least flat, stripping that out?
Rob Ruijter
In terms of our competitive position, I do not think anything has changed since I spoke in March. I have always said that we have a competitive situation, especially in the US. Market shares are what they are and not much has changed in the first half. I do not expect big changes in the second half. IRI is under new leadership and was already a very competitive player in the US market before the new leadership arrived. They are only active in six countries in Europe and we are in 18, so it is difficult to speak about market share.
On the revenue growth, I indicated in March that it was challenging to get to 5%. I will be quite happy if we finish the year between 4-5%. This means the second half will be slightly better than the first half. As the presentation showed, we are doing very well throughout the business. Growth was particularly healthy in Latin America, the Far East and emerging markets in Europe. In the US it was okay. Europe continues to be a different environment in which to increase revenue growth.

Rob van den Bergh
On the margins, we said margins would be at least flat, excluding all the incidentals.
Patrick Kirby, Deutsche Bank
I have a couple of general questions about BI. Given that this will be under your remit in the new company, do you want to talk about what you see as the investment requirements of this business going forward, as you figure out the right business model in terms of revenue and capex? Capex to revenue is quite low at the moment. You are talking about ending up with a focused portfolio with four legs. Could you tell us the rationale for describing a portfolio that combines B2B and research as ‘focused’?
Rob Ruijter
Your first question is simple to answer. We take all of the investments we make in B2B through the P&L. You will not see capex increasing aggressively. I think all of the investments we do in offline and online combinations with our key products will pay as we go. I do not see any reason to put them on the balance sheet. I think that will continue.
In terms of the right business model, I would say loud and clear that B2B is going through an interesting time. It is a difficult time, because I think they are faced with a different attitude from advertisers. We are more successful in some segments than in others, but that is the case for every player in B2B. The challenge in coming years is to establish the right combination of content, both offline and online. How much do you have to invest in your brand? I think we have the best people in our group. We had a workshop in London a week ago with very, very clever people from both sides of the ocean. We are doing a lot of interesting stuff. We cannot discuss that here, but I feel we are at the forefront of innovation in the B2B field in Europe and in the US.
I think your question on B2B was intended to challenge me a bit. I accept that but I will not take up the challenge. I would repeat what I said a few weeks ago. Of course it is not as core, because we are going to add an information leg, but the trade show business is terrific. We love the cash, as almost all the cash goes to the company. We have a unique position in the US and we are building one in Europe. We have A1 properties in B2B – so far, so good.
Participant
I have a quick question about the IMS transaction. Could you confirm that if you close the deal before April you will pay the dividend to IMS shareholders?
Rob van den Bergh
I cannot confirm that. I do not know when we will close because it will depend on the SEC review process, which is notoriously difficult to predict. Both management teams, IMS and VNU, have said that we want to get this transaction closed as quickly as possible. We would like to get on with it. We will do whatever we can to have as speedy a process as possible. Our intention would be to close well before April.
Participant
If you do close before April, are you not obligated under the contract to pay the dividend?
Rob van den Bergh
According to the contract, yes. The contract said that every shareholder is entitled to the dividend. That is what it is.
Chris Kite[?], Goldman Sachs
I have two questions. Firstly, on the call this morning you said that you had downgraded your expectations of free cash flow for the full year to €225-250 million. You cited restructuring charges. Could you specify exactly what those charges were? Was that relating to Project Atlas or are there new charges coming through that you were not aware of when you gave that guidance at the beginning of the year? Secondly, you used to give us detailed guidance on cash earnings per share (CEPS). I notice that you have not given a reconciliation under IFRS from CEPS to the new definition. I also noticed you have dropped CEPS as one of the criteria for your long-term incentive plan. It seems to have been replaced, amongst other things, with EBITDA. Is this one of the reasons there is more focus on EBITDA than on EPS?
Rob van den Bergh
The guidance I gave on free cash flow was that on a business as usual basis, excluding World Directories, our free cash flow should be in the order of €250 million. That guidance remains. However, this year in particular we had a number of restructuring provisions related to Atlas and Europe which sat as provisions on the balance sheet at the end of last year. A number of those payments are being made this year. That is a special item that occurs this year.

CEPS was a totally different measure in Dutch GAAP. Quite frankly, I do not even want to attempt to reconcile that to either cash flow per share or EPS under IFRS.

Our KPIs are clearly changing. There will be more focus in our incentive programmes on EBITDA. There will also be continued accountability – particularly for corporate people, including the board – on net earnings. That will continue. The old CEPS was not really cash earnings; it was an EPS number that added back some amortisation but not depreciation. Quite frankly, I do not think it would be useful to do the reconciliation and frankly I could not do it.
[Ante Dernager?], Société Générale
I have two questions. Firstly, on the one-off gains, including mark-to-markets and fair values, could you strip out everything that you have done in the first half? Certainly the Roto Smeets is in there. It would be very handy to know if there was anything else.

My second question relates to the movement in the debt. Assuming the statement is correct that the year-end debt has increased from €641 million to €700 million-plus, the debt has increased by €379 million, assuming the previous figure was an IFRS one. It is obviously quite tortuous to reconcile that in your cash flow. Is the difference a function of FX movements on your dollar debt, for example?
Rob Ruijter
I will take your last question first. There are a number of elements there, of which FX is one. It is also the fair value accounting that we need to use under the new rules. We said that the impact in the first half was about €21 million. Maybe you should ignore Roto Smeets de Boer. I think you can calculate the preferred dividend. The remainder is the fair value adjustment.

The reason last year’s cash flow is different has to do with some of the consequences under IFRS of deconsolidating World Directories. Very specifically, it was related to the payments we made to Belgacom and the joint venture we had in Portugal in World Directories. The other one has to do with the deconsolidation of the previously consolidated subsidiaries that drop out of operating to below the line. That is why you get a somewhat different number under IFRS. For the logic of that, you should go to the Accounting Standards Board.
Francesca Pierce, Bear Stearns
I have a couple of accounting questions. Firstly, is the incremental €100 million of amortisation tax deductible? Secondly, on the ‘other’ line within EBITDA, there is clearly a divisional split. I think you were previously guiding for the ‘other’ line to be minus-€20 million. I am slightly confused about where the provisions, net of the one-off property gain, came last year. It was a net €25 million negative. In my calculations, it comes out as €9 million positive. Where does that go? Thirdly, I have a question on the IMS deal. I think we are quite clear on the strategic rationale for the IMS deal. When you go back to those one or two opposing investors, how are you explaining the justification for passing on the premium to the IMS shareholders in place of the VNU shareholders, since VNU is currently trading, in our view, at such a discount?

Rob Ruijter
I will take your first two questions and give Rob the opportunity to answer your third question. On the amortisation of that intangible, if you sell the intangible asset it will never lead to any tax payment. Unfortunately, it will not lead to a tax reduction either. The amortisation of that intangible asset on an annual basis is somewhat offset by the annual release of part of that deferred tax liability provision that sits on the balance sheet.
On the guidance, most of the provisions were in MI last year, with only one or two exceptions. The impact on corporate should be fairly minimal in the comparison. I will take that as a question for next week’s conference call as well. I want to look at that in a bit more detail to make sure I give the right guidance there.
Rob van den Bergh
On the shareholders, I cannot add much to what I said before. We will continue to have the dialogue. We will try to convince the one or two shareholders who are not positive about it. If we cannot, [inaudible].
On the premium, there are as many IMS shareholders complaining that we did not pay enough. The perception of the transaction is different depending on which side you are on. If we combine the two, I think what we did was almost right. Different people have different views. I have learned as CEO that you can never do it right. You just hope to get some enthusiasm behind it. It was a very positive attitude from a majority of the people we spoke to.
[Reinhold Heineke, Independent Minds?]
I have a few questions. The first question is on the performance of MMI. We have seen two things. First, your contribution to the joint venture with AGB is deconsolidated from the MMI numbers. Is that reflected in the minus-2% for revenues and minus-7% for EBITDA? Secondly, last year there was €9 million booked profit within the operating results of MMI. Where is that reflected in the trend this half? Or is that out of the numbers due to IFRS? Finally, you mentioned that profit growth for BI essentially comes from exhibitions. Is that the same for the top-line growth?
Rob Ruijter
The performance for MMI is on a fully comparable basis. It is like-for-like, as it excludes acquisitions and divestitures. We see the joint venture as a divestiture and we treat it on a like-for-like basis, so it does not really have the influence that you mentioned.
I am not sure which €9 million booked profits you referred to.
Rob van den Bergh
I know what it is. I think we divested one company to Arbitron. We sold MRP. We will figure that out and get back to you.
Rob Ruijter
On your question about revenue growth, the majority does come from trade shows. A few titles contributed to the growth: Intermediaire, Hollywood Reporter and the Adweek titles did better than last year. Overall, the majority comes from trade show operations.
ST Telefrigatta, Quattro Global Capital
With regard to the IMS acquisition, did you consider using all cash as consideration instead of a combination of cash and stock? Would you consider using only cash, if you needed to?
Rob Ruijter
No, we did not really consider an all-cash deal for a transaction of this size. We felt it was much better to try to keep part of the IMS shareholders onboard. We also felt it was a good opportunity to list in the US, because there is quite a lot of investor interest in VNU and that listing. The US GAAP reporting associated with that would be extremely helpful as well. At the same time, we felt it was good to give IMS shareholders a cash incentive, at least in part. We have put that cash incentive at a level that brings the gearing of the company, including the share buyback, to a level of about three times EBITDA post-closing, with an objective to bring the gearing down to a maximum of 2.5 times EBITDA by 2007. We felt a mix of cash and stock was the best option. The numbers we arrived at were driven in part by the cash component we wanted to include.
Going forward, there is a one-third, two-third split. Two-thirds will be old VNU shareholders and one-third will be IMS shareholders. Looking at the size of the operation, we certainly feel it is a good balance. That is also reflected in the supervisory board of the new entity, which will be 60$ VNU and 40% IMS. There were a number of parameters, but we never really considered an all-cash deal for this transaction.
Rob van den Bergh
I think we have come to the end of the session. Thank you again for coming.
This Full Transcript was produced by Ubiqus Reporting (+44 (0) 207 269 0370)

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.